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           UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No._)



                  Princeton National Bancorp, Inc.
                          (Name of Issuer)

               Common Stock, par value $5.00 per share
                   (Title of Class of Securities)

                            742282-10-6
                           (CUSIP Number)

                          Charles J. Moore
                     The Banc Funds Company, L.L.C.
                      208 South LaSalle Street
                      Chicago, Illinois  60604
                            (312) 855-6202
           (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                          April 30, 1997
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].


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CUSIP No.  742282-10-6


1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person (optional)
                The Midwest Bank Fund II, L.P.

2  Check the Appropriate Box If A Member of a Group*  (A) [ ]
                                                      (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                            7  Sole Voting Power
Number of                      28,500 shares
 Shares
Beneficially                8  Shared Voting Power
Owned By                       0
  Each
Reporting                   9  Sole Dispositive Power
Person                         28,500 shares
  With
                            10  Shared Dispositive Power
                                0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    28,500 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    1.05%

14  Type of Reporting Person*
    PN


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CUSIP No.  742282-10-6

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Banc Fund III L.P.


2  Check the Appropriate Box If A Member of a Group*  (A) [ ]`
                                                      (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                            7  Sole Voting Power
Number of                      13,432 shares
 Shares
Beneficially                8  Shared Voting Power
Owned By                       0
  Each
Reporting                   9  Sole Dispositive Power
Person                         13,432 shares
  With
                            10  Shared Dispositive Power
                                0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    13,432 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    0.49%

14  Type of Reporting Person*
    PN

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CUSIP No.  742282-10-6

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Bank Fund III Trust


2  Check the Appropriate Box If A Member of a Group*  (A) [ ]
                                                      (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                            7  Sole Voting Power
Number of                      41,172 shares
 Shares
Beneficially                8  Shared Voting Power
Owned By                       0
  Each
Reporting                   9  Sole Dispositive Power
Person                         41,172 shares
  With
                            10  Shared Dispositive Power
                                0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    41,172 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    1.51%

14  Type of Reporting Person*
    OO

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CUSIP No.  742282-10-6

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Banc Fund IV L.P.


2  Check the Appropriate Box If A Member of a Group*  (A) [ ]
                                                      (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                            7  Sole Voting Power
Number of                      13,555 shares
 Shares
Beneficially                8  Shared Voting Power
Owned By                       0
  Each
Reporting                   9  Sole Dispositive Power
Person                         13,555 shares
  With
                            10  Shared Dispositive Power
                                0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    13,555 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    0.50%

14  Type of Reporting Person*
    PN

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CUSIP No.  742282-10-6

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Banc Fund IV Trust


2  Check the Appropriate Box If A Member of a Group*  (A) [ ]
                                                      (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                            7  Sole Voting Power
Number of                      45,590 shares
 Shares
Beneficially                8  Shared Voting Power
Owned By                       0
  Each
Reporting                   9  Sole Dispositive Power
Person                         45,590 shares
  With
                            10  Shared Dispositive Power
                                0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    45,590 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    1.67%

14  Type of Reporting Person*
    OO

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    This statement relates to the Common Stock, $5.00 par value ("Common
Stock"), of Princeton National Bancorp, Inc. ("PNBC"). The address of the principal executive offices of PNBC is 606 South Main Street, Princeton, Illinois 61356.

Item 2.   Identity and Background

  (a) This statement is filed by The Midwest Bank Fund II, L.P. ("BF II"), an Illinois Limited Partnership, Banc Fund III L.P. ("BF III"), an Illinois Limited Partnership, Bank Fund III Trust ("T III"), Banc Fund IV L.P. ("BF IV"), an Illinois Limited Partnership, and Banc Fund IV Trust ("T IV"). The business of the Funds is to provide financing to, and acquire equity interests in, banks and other depository institutions and holding companies controlling such entities.

  (i) The general partner of BF II is MidBanc II, L.P. ("MidBanc II"), whose principal business is to be a general partner of BF II. The general partner of BF III is MidBanc III L.P. ("MidBanc III"), whose principal business is to be a general partner of BF III. The general partner of BF IV is MidBanc IV L.P. ("MidBanc IV"), whose principal business is to be a general partner of BF
IV.  MidBanc II, III and IV are Illinois limited partnerships.

  (ii) The general partner of MidBanc II is ChiCorp Management II, Inc. ("Management II"), whose principal business is to be a general partner of MidBanc II. The general partner of MidBanc III is ChiCorp Management III, Inc. ("Management III"), whose principal business is to be a general partner of MidBanc III. The general partner of MidBanc IV is ChiCorp Management IV, Inc. ("Management IV"), whose principal business is to be a general partner of MidBanc IV. Management II, III, and IV are Illinois corporations.

  (iii) The executive officers and directors of Management II, III and IV are the same and are composed of:

     Name and                                                    Offices in
Present Principal                                              Management II,
    Occupation                                                    III and IV
-----------------                                              ---------------

John A. Wing                                                      Vice President
Chairman and Chief Executive Officer                              and Director
ABN AMRO Chicago Corporation

Wilbert A. Thiel                                                  Treasurer and
President/Treasurer,                                              Director
Chief Operating Officer and Director,
ABN AMRO Chicago Corporation

Perry L. Taylor, Jr.                                              Secretary and
Executive Vice President, Secretary,                              Director
General Counsel ABN AMRO Chicago Corporation

Charles J. Moore                                                  President and
Manager, BF II,  BF III, T III,                                   Director
BF IV, and T IV

  ABN AMRO Chicago Corporation ("AACC") is an investment services firm and is registered as a broker/dealer in securities.

  (iv) The sole stockholder of Management II, III and IV is AACC which, in turn, is owned by ABN AMRO Capital Markets Holding, Inc. On April 30, 1997, AACC is in the process of selling all of its stock in Management II, III and IV (the "Transaction") to The Banc Funds Company, L.L.C., ("TBFC") an Illinois

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limited liability company which is controlled by Charles J. Moore. Mr. Moore has been the manager of the investment decisions for each of BF II, BF III, BF IV, T III and T IV since their respective inceptions. As manager, Mr. Moore has voting and dispositive power over the securities of the issuer held by each of those entities. As the controlling member of TBFC, Mr. Moore will control Management II, III and IV and therefore each of the Partnership entities directly and indirectly controlled by each of Management II, III and
IV. The Transaction is set to close prior to the end of May, 1997.

  (v) The investment manager of T III and T IV is AACC under an Investment Management Agreement with each Trust. As part of the Transaction described under (3), the Investment Management Agreements will be assigned to TBFC. Charles J. Moore will continue his duties as portfolio manager for T III and T IV, and will continue to hold voting and dispositive power over the issuer's securities held by such trusts.

  (vi) Investment decisions by BF II require the approval of such Fund's Investment Committee. The Investment Committee of BF II is composed of the following persons:

Name and Present Principal                                     Business
       Occupation                                              Address
--------------------------                                   -----------

James F. Ackerman                                         8910 Purdue Road
Chairman and Chief Executive                              Indianapolis, IN
Officer, Cardinal Communications                          46268
cable television operation

Richard A. Heise                                          440 S. LaSalle St.
Real estate owner, developer and                          Chicago, IL 60605
venture capitalist

Paul R. Judy                                              14 Country Lane
Corporate Director and adviser                            Northfield, IL 60093

The Investment Committee of BF II will remain the same after the close of the Transaction.

  (b) and (c) The address of the principal business and principal office of BF II, BF III, T III, BF IV, T IV, MidBanc II, MidBanc III, MidBanc IV, Management III, Management IV, and AACC and the business address of each of the persons named in paragraph (a)(iii) is 208 S. LaSalle Street, Chicago, IL 60604. The principal business and principal office of each entity and TBFC will remain the same after the close of the Transaction.

  (d) and (e) During the last five years, none of the persons named herein has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f) Each of the persons named in paragraphs (a)(iv) and (vi) is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or other Consideration.

  An aggregate of $2,341,228 from the capital of the Funds has been used in

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making purchases of 142,249 shares of Common Stock of PNBC.

Item 4.  Purpose of Transaction.

  The Funds acquired the Common Stock of PNBC reported herein for purposes of investment. The Funds may, in the future, purchase additional shares of Common Stock of PNBC or sell such securities.

  The Funds do not have any present plan or proposal which would relate to or result in transactions of the kind described in paragraphs (a) through (j) of
Item 4 of Schedule 13d-101 of the Securities and Exchange Commission. The Funds reserve the right, in the future, to adopt such plans or proposals.

Item 5.  Interest in Securities of the Issuer.

  (a) An aggregate of 142,249 shares of Common Stock are beneficially owned by the Funds. Such shares of Common Stock represent approximately 5.22% of the Common Stock of PNBC outstanding as of April 30, 1997. Of said shares, 28,500 shares of Common Stock are beneficially owned by BF II (1.05% of the outstanding shares), while 13,432 shares of Common Stock are beneficially owned by BF III (0.49% of the outstanding shares), while 41,172 shares of Common Stock are beneficially owned by T III (1.51% of the outstanding shares), while 13,555 shares of Common Stock are beneficially owned by BF IV (0.50% of the outstanding shares), and 45,590 shares of Common Stock are beneficially owned by T IV (1.67% of the outstanding shares). To the best knowledge and belief of the Funds, no securities of PNBC are owned by any of the other persons named in Item 2 or by any persons who together with any of the persons named in Item 2 comprise a group within the meaning of Section 13(d) (3) of the Securities Exchange Act of 1934, as amended. Anything to the contrary in this Schedule 13D notwithstanding, each Fund disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Fund.

  (b) The Funds have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, all of the shares beneficially owned by them as set forth in paragraph (a) above. As set forth in Item 2(a)(iv), Charles J. Moore as portfolio manager has the power to vote and to dispose of the issuer's securities, subject in the case of BF II to approval of disposition by the Investment Committee.

  (c) On April 30, 1997, the Funds' ownership of shares of Common Stock of PNBC increased to more than 5% of the adjusted outstanding shares of said class. The Funds have purchased and sold Common Shares on the open market as described in the table below:

BF II Sales:
                      Dollar               Number                    Cost per
Date                  Amount              of Shares                   Share
------------          ------------        ------------              ---------
04/22/97              73,997.53               4,000                     18.49


BF III Purchases:
                      Dollar               Number                    Cost per
Date                  Amount              of Shares                   Share
------------          ------------        ------------              ----------
04/30/97              44,995.50               2,424                     18.56






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T III Purchases:
                      Dollar                Number                    Cost per
Date                  Amount               of Shares                   Share
------------          ------------        ------------              ----------
04/30/97              137,937.94              7,431                     18.56


BF IV Purchases:
                      Dollar                Number                    Cost per
Date                  Amount               of Shares                   Share
------------          ------------        ------------              ----------
04/30/97              136,749.94              7,367                     18.56


T IV Purchases:
                      Dollar                Number                    Cost per
Date                  Amount               of Shares                   Share
------------          ------------        ------------              ----------
04/30/97              459,941.62             24,778                    18.56


Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

                          None


Item 7.  Material to be filed as exhibits.

                          None


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Signature.

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 8, 1997

THE MIDWEST BANK FUND II, L.P.
By MIDBANC II, L.P.,
   general partner
By CHICORP MANAGEMENT II, INC.,
   general partner
By /s/ Charles J. Moore
   --------------------------
   Charles J. Moore, President


BANC FUND  III L.P.
By MIDBANC III L.P.,
   general partner
By CHICORP MANAGEMENT III, INC.,
   general partner
By /s/ Charles J. Moore
   --------------------------
   Charles J. Moore, President


BANK FUND III TRUST
By ABN AMRO CHICAGO CORPORATION,
   Investment Manager
By /s/ Charles J. Moore
   --------------------------
   Charles J. Moore, Senior Vice President


BANC FUND IV L.P.
By MIDBANC IV L.P.,
   general partner
By CHICORP MANAGEMENT IV, INC.,
   general partner
By /s/ Charles J. Moore
   --------------------------
   Charles J. Moore, President


BANC FUND IV TRUST
By ABN AMRO CHICAGO CORPORATION,
   Investment Manager
By /s/ Charles J. Moore
   --------------------------
   Charles J. Moore, Senior Vice President